SECURITIES AND EXCHANGE COMMISSION
                                                   Washington, D.C.  20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)







                        Berkshire Realty Company, Inc.
                         -----------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)

                                  084710 10 2
                                  -----------
                                (CUSIP Number)

                               Thomas J. Saylak
                Blackstone Real Estate Acquisitions III L.L.C.
                               345 Park Avenue
                           New York, New York 10154
                                (212) 583-5000
                        ------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               February 22, 1999
                               -----------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
                  the following box   .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













































                            Page 2 of 23

                                 SCHEDULE 13D



CUSIP No.   084710 10 2            Page    3    of    23    Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Blackstone Real Estate Acquisitions III L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)

                                                                          (b)X

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     OO (see Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                      7    SOLE VOTING POWER
SHARES                              0
BENEFICIALLY OWNED BY          8    SHARED VOTING POWER
EACH                                0
REPORTING                      9    SOLE DISPOSITIVE POWER
PERSON                              0
WITH                           10   SHARED DISPOSITIVE POWER
                                    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)















                            Page 3 of 23

     0%

14   TYPE OF REPORTING PERSON*

     OO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
























































                            Page 4 of 23

                                 SCHEDULE 13D


CUSIP No.   084710 10 2                      Page    5    of    23    Pages


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Blackstone Real Estate Advisors III L.P.
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)

                                                                      (b) x

  3    SEC USE ONLY


  4    SOURCE OF FUNDS*

                  OO (see Item 3)
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                0
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY
    EACH                 0
  REPORTING
   PERSON       9   SOLE DISPOSITIVE POWER
    WITH
                         0
                10  SHARED DISPOSITIVE POWER

                         0
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0


















                            Page 5 of 23

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*



 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
 14    TYPE OF REPORTING PERSON*

            PN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


















































                            Page 6 of 23

                                 SCHEDULE 13D


CUSIP No.   084710 10 2                      Page    7    of    23    Pages


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            BRE Advisors III L.L.C.
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)

                                                                      (b) X


  3    SEC USE ONLY


  4    SOURCE OF FUNDS*

            OO (see Item 3)
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)



  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                0
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY
    EACH                 0
  REPORTING
   PERSON       9   SOLE DISPOSITIVE POWER
    WITH
                         0
               10  SHARED DISPOSITIVE POWER

                         0
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
















                            Page 7 of 23

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*



 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%
 14    TYPE OF REPORTING PERSON*

            OO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


















































                            Page 8 of 23

                                 SCHEDULE 13D


CUSIP No.   084710 10 2                      Page    9    of    23    Pages


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Peter G. Peterson
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)

                                                                      (b) X


  3    SEC USE ONLY


  4    SOURCE OF FUNDS*

               OO (see Item 3)
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)



  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                0
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY
    EACH                 0
  REPORTING
   PERSON       9   SOLE DISPOSITIVE POWER
    WITH
                         0
                10  SHARED DISPOSITIVE POWER

                         0
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
















                            Page 9 of 23

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*


 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
 14    TYPE OF REPORTING PERSON*

            IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



















































                            Page 10 of 23

                                 SCHEDULE 13D


CUSIP No.   084710 10 2                      Page    11    of    23    Pages


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Stephen A. Schwarzman
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)

                                                                      (b) X

  3    SEC USE ONLY


  4    SOURCE OF FUNDS*

              OO (see Item 3)

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)



  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                0
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY
    EACH                 0
  REPORTING
   PERSON       9   SOLE DISPOSITIVE POWER
    WITH
                         0
                10  SHARED DISPOSITIVE POWER

                         0
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
















                            Page 11 of 23

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*


 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
 14    TYPE OF REPORTING PERSON*

            IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



















































                            Page 12 of 23

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

     All information provided by the Reporting Persons (as defined below) in this Schedule 13D with respect to Whitehall (as defined below) and any of the Krupp Affiliates (as defined below) is provided as of the date hereof to the knowledge of the Reporting Persons.

Item 1.   Security and Issuer.

     This Statement on Schedule 13D relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Berkshire Realty Company, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Beacon Street, Suite 1550, Boston,
Massachusetts 02108.

Item 2.   Identity and Background.

     This Schedule 13D is being filed jointly by Blackstone Real Estate Acquisitions III L.L.C., a Delaware limited liability company ("BREA III L.L.C."), Blackstone Real Estate Advisors III L.P., a Delaware limited partnership ("BREA III L.P."), BRE Advisors III L.L.C., a Delaware limited liability company ("BRE Advisors III"), Mr. Peter G. Peterson and Mr. Stephen
A. Schwarzman (the foregoing, collectively, the "Reporting Persons"). The principal office and place of business of each of the Reporting Persons is 345 Park Avenue, New York, New York 10154.

     BRE Advisors III's principal business is acting as sole general partner
of BREA III L.P.   BREA III L.L.C. is a wholly-owned subsidiary of BREA III
L.P. The principal business of BREA III L.L.C. together with BREA III L.P. is to act as an advisor to Blackstone Real Estate Partners III L.P. ("BREP III"), a real estate investment fund.

     Mr. Peterson and Mr. Schwarzman (the "Founding Members") are the founding and managing members of BRE Advisors III. The principal occupation of each of the Founding Members is serving as an executive of one or more real estate investment funds, including BREP III, and other affiliates of the Reporting Persons. The business address of each of the Founding Members is 345 Park Avenue, New York, New York 10154.

     During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar













                            Page 13 of 23
misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

     As described in Items 3 and 4 below, on February 22, 1999, BREA III L.L.C., together with Whitehall Real Estate Limited Partnership XI ("Whitehall") and The Berkshire Companies Limited Partnership ("BCLP"), formed Aptco, LLC, a Delaware limited liability company ("Aptco"), for the purpose of submitting a merger proposal to the Company pursuant to which, among other things, Aptco would acquire the Company and holders of Common Stock (other than certain holders described in Item 4 below) would receive $11.05 per share in cash in exchange for their shares. As a result, the Reporting Persons together with Whitehall and BCLP and certain affiliates of BCLP as described below (collectively, the "Krupp Affiliates") may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Neither the present filing nor anything contained herein shall be construed as (i) an admission that the Reporting Persons together with Whitehall and any of the Krupp Affiliates constitute a "person" or "group" for any purpose or (ii) an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of any of the securities owned by Whitehall or any of the Krupp Affiliates. Pursuant to Rule 13d-1(k)(2) under the Exchange Act, the Reporting Persons are filing this
Schedule 13D on their own behalf and not on behalf of any other person.

     The Reporting Persons have been advised of the following information with respect to Whitehall and the Krupp Affiliates as set forth below.

     Whitehall is a Delaware limited partnership that was formed for the purpose of investing in debt and equity interests in real estate assets and businesses. The principal office and place of business of Whitehall is 85 Broad Street, New York, New York 10004.

     BCLP is a Massachusetts limited partnership that, togther with its subsidiaries, is principally engaged in mortgage banking and investment sponsorship, asset and other management services, venture capital investing, commercial laundry and linen services, and furniture manufacturing and sales. The sole general partners of BCLP are KGP-1, Incorporated ("KGP-1") and KGP-2, Incorporated ("KGP-2"). The principal office and place of business of BCLP is One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

     KGP-1 and KGP-2 are each Massachusetts corporations whose principal business is serving as general partners of BCLP and certain of its affiliates. Douglas Krupp and George Krupp each own 50% of the outstanding common stock of KGP-1 and KGP-2. The principal office and place of business of KGP-1 and KGP-2 is One Beacon Street, Suite 1500, Boston, Massachusetts













                            Page 14 of 23

02108. The sole directors of KGP-1 and KGP-2 are Douglas Krupp and George Krupp. The sole executive officers of KGP-1 and KGP-2 are Douglas Krupp (President) and David Quade (Executive Vice President). Mr. Quade is a United States citizen whose principal occupation is acting as Executive Vice President and Chief Financial Officer of The Berkshire Group. His business address is The Berkshire Group, One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

     Douglas Krupp is a United States citizen whose principal occupation is acting as the Chairman of BCLP. Douglas Krupp also serves as a director and Chairman of the Board of Directors of the Company. His business address is The Berkshire Group, One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

     George Krupp is a United States citizen whose principal occupation is serving as an instructor of history at the New Jewish High School, Waltham, Massachusetts. His business address is The Berkshire Group, One Beacon Street, Boston, Massachusetts 02108.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Proposed Transactions (as defined in Item 4 below) would be funded through a combination of equity and debt financing. On February 22, 1999, BREA III L.L.C., Whitehall and BCLP formed Aptco for the purpose of proposing the Proposed Transactions to the Company. Pursuant to a letter, dated February 22, 1999, among BREA III L.L.C., Whitehall and Douglas Krupp (on behalf of himself and the other Krupp Affiliates) (such letter, together with the "Summary of Terms" attached thereto, the "Formation Letter") (attached hereto as Exhibit 1), (i) BREA III L.L.C. and Whitehall have each agreed to make an equity contribution to Aptco in the amount of $106 million each, as such amount may be adjusted pursuant to the terms of the Formation Letter, and (ii) the Krupp Affiliates agreed to contribute to Aptco at least 5,416,000 shares of Common Stock and/or OP Units (as defined in Item 4 below) beneficially owned by them. Pursuant to a letter, dated February 22, 1999, between Aptco and Goldman Sachs Mortgage Company ("GSMC") (the "Commitment Letter") (attached hereto as Exhibit 2), GSMC has agreed to provide up to $675 million in the form of a bridge loan to fund the remainder of the consideration required for the Proposed Transactions. In connection with the Proposed Transactions, Aptco may sell certain properties owned by the Company and use the proceeds of such sales to reduce the amount of indebtedness then outstanding under the bridge loan.

     None of the Reporting Persons has contributed any funds or other consideration toward the purchase of the shares of Common Stock that may be deemed to be beneficially owned by the Krupp Affiliates as described in Item 5.

     The transactions contemplated by the Formation Letter and the Commitment Letter are subject to a number of terms and conditions set forth therein,













                            Page 15 of 23
including, among others, the execution of mutually acceptable documentation and the satisfaction of the conditions set forth in the Offer Letter (as defined in Item 4 below). The information set forth in response to this Item 3 is qualified in its entirety by reference to the Formation Letter and the Commitment Letter (attached hereto as Exhibits 1 and 2, respectively), which are expressly incorporated herein by reference.

Item 4.   Purpose of Transaction.

     The Reporting Persons have been advised that the Krupp Affiliates originally acquired the shares of Common Stock beneficially owned by each of them for investment purposes. However, as described in a letter, dated February 22, 1999, from Aptco to the Company (the "Offer Letter") (attached hereto as Exhibit 3), Aptco has made a proposal with respect to a transaction in which (i) the Company would merge (the "Company Merger") with and into Aptco and (ii) a subsidiary of Aptco ("Aptco Sub") would merge (the "Subsidiary Merger") with and into BRI OP Limited Partnership, a Delaware limited partnership which is the operating partnership of the Company ("BRI OP"). Pursuant to the proposed terms of the Company Merger, all outstanding Common Stock of the Company not held by Aptco or Aptco Sub (other than dissenting shares) would be converted into an amount per share in cash (the "Cash Price"), and all outstanding shares of the Company's Series 1997-A Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), (other than dissenting shares) would be converted into an amount per share in cash equal to the "change of control preference" specified in the Company's certificate of designation in respect of the Preferred Stock. Pursuant to the proposed terms of the Subsidiary Merger, the outstanding partnership units in BRI OP ("OP Units") not held by Aptco or Aptco Sub would be converted, at the election of the holders thereof, into either an amount per OP Unit equal to the Cash Price or equity securities of Aptco.
The Cash Price specified in the Offer Letter is $11.05. The Company Merger and the Subsidiary Merger are collectively referred to herein as the "Proposed Transactions." In connection with the Proposed Transactions, the Common Stock would be delisted from the New York Stock Exchange and would be deregistered under the Exchange Act.

     The Proposed Transactions would be subject to a number of conditions, including, among others, (i) execution of definitive merger agreements containing customary "no-shop," "break up fee" and expense reimbursements provisions, (ii) the absence of any injunction prohibiting or restricting the consummation of the Proposed Transactions, any litigation commenced or threatened by a governmental entity and any litigation that could have a material adverse effect with respect to the Company or BRI OP, or that could significantly delay the consummation of the Proposed Transactions, (iii) receipt by the Company of a satisfactory closing agreement with the Internal Revenue Service, on terms and conditions satisfactory to Aptco, with respect to certain tax matters, and Aptco's satisfaction with respect to certain other tax matters, (iv) execution of an agreement delivered, on or prior to the execution of definitive merger agreements, by the holders of a majority in interest of the Preferred Stock consenting to the Proposed Transactions,












                            Page 16 of 23

(v) receipt by the Board of Directors of the Company of an opinion from a nationally recognized investment banking firm as to the fairness of the consideration to be paid under the terms of the Proposed Transactions from a financial point of view to the holders of Common Stock, Preferred Stock and OP Units, (iv) approval of the Proposed Transactions and the definitive merger agreements by the respective Boards of Directors of the Company and the general partner of BRI OP, (vii) approval of the Proposed Transactions by the holders of the Common Stock, Preferred Stock and OP Units, (viii) receipt of any regulatory and other third party consents to the Proposed Transactions, including the financing thereof, (ix) confirmation that investment banking fees, severance costs and legal/accounting expenses of the Company relating to the Proposed Transactions will not exceed $12 million,
(x) confirmation of the number of fully-diluted shares of the Company, (xi) receipt by Aptco of the financing proceeds on the terms and conditions set forth in the Formation Letter and the Commitment Letter and (xii) other customary conditions to closing.

     Although Aptco's proposal contained in the Offer Letter expired by its terms at 5:00 p.m. on March 1, 1999, the Reporting Persons expect to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate, and may or may not submit a revised proposal or extend the expiration date of the proposal contained in the Offer Letter. In particular, the Reporting Persons may at any time and from time to time acquire shares of Common Stock or securities convertible or exchangeable for Common Stock or dispose of shares of Common Stock so acquired, or exchange OP Units which they have acquired for Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended, and the Exchange Act.

     Other than as described above in Item 3 and this Item 4, none of the Reporting Persons have, and the Reporting Persons have been advised that neither Whitehall nor any of the Krupp Affiliates have, any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

     The information set forth in response to this Item 4 is qualified in its entirety by reference to the Offer Letter (attached hereto as Exhibit 3), which is expressly incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

     The Reporting Persons do not beneficially own any shares of Common Stock. However, as a result of the matters described in Items 3 and 4 above, the Reporting Persons together with Whitehall and the Krupp Affiliates may be













                            Page 17 of 23
deemed to constitute a "group" within the meaning of Section 13(d) of the Exchange Act and the Reporting Persons may be deemed to have acquired beneficial ownership of the shares of Common Stock owned or deemed to be beneficially owned by the Krupp Affiliates and certain affiliates of Whitehall. The Reporting Persons disclaim beneficial ownership of any such shares of Common Stock.

     The Reporting Persons have been advised that, as of February 22, 1999, the Krupp Affiliates may be deemed to beneficially own 5,881,369<F1> shares of Common Stock representing approximately 14.0% of the outstanding shares of Common Stock<F2>. Each of the Reporting Persons disclaims, and the Reporting Persons have been advised that Whitehall disclaims, beneficial ownership of any shares of Common Stock beneficially owned by any of the Krupp Affiliates.

     The Reporting Persons have been advised by Whitehall that, as of February 22, 1999, The Goldman Sachs Group, L.P. ("GS Group") and Goldman, Sachs & Co. ("GS&Co.") (of which GS Group is a general partner), the investment manager of Whitehall, may be deemed to beneficially own 27,208 shares of Common Stock (representing less than 1.0% of the outstanding shares of Common Stock) held in client accounts with respect to which GS&Co. or employees of GS&Co. have voting or investment discretion, or both ("Managed Accounts"), and that GS&Co. purchased these shares of Common Stock in the ordinary course of its business on behalf of the Managed Accounts. The Reporting Persons have been advised by Whitehall that each of GS&Co. and GS Group disclaims beneficial ownership of the Common Stock held in the Managed Accounts. Each of the Reporting Persons disclaims, and the Reporting Persons have been advised that each of the Krupp Affiliates disclaims, beneficial ownership of the Common Stock held in the Managed Accounts.

     Other than as set forth above, the Reporting Persons have been advised by Whitehall and the Krupp Affiliates that, as of February 22, 1999, neither Whitehall nor any of the Krupp Affiliates, respectively, beneficially owns any shares of any class of capital stock of the Company.

     None of the Reporting Persons have, and the Reporting Persons have been advised that neither Whitehall nor any of the Krupp Affiliates have, effected any transactions in any shares of Common Stock during the 60-day period ended February 22, 1999, except as disclosed in this Schedule 13D.

     The Reporting Persons have been advised that no person other than the Krupp Affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Krupp Affiliates as described above. The Reporting Persons have been advised that, other than clients with respect to Common Stock held in Managed Accounts, no person has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by Whitehall as described above.













                            Page 18 of 23

Item 6. Contracts, Arrangement or Understandings with Respect to Securities of the Issuer.

     Except as set forth in this Schedule 13D, and except for the Joint Filing Agreement, dated March 3, 1999, among the Reporting Persons (attached hereto as Exhibit 4) and the Powers of Attorney of Mr. Peterson and Mr. Schwarzman dated March 3, 1999 (attached hereto as Exhibits 5 and 6, respectively), the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.


Item 7.   Material to be Filed as Exhibits.

1. Formation Letter, dated February 22, 1999, among BREA III L.L.C., Whitehall and Douglas Krupp.

2.   Commitment Letter, dated February 22, 1999, between Aptco and GSMC.

3.   Offer Letter, dated February 22, 1999, from Aptco to the Company.

4.   Joint Filing Agreement, dated March 3, 1999, among the Reporting
     Persons.

5. Power of Attorney of Peter G. Peterson, dated March 3, 1999, naming Thomas J. Saylak and Gary Sumers as attorneys-in-fact.

6. Power of Attorney of Stephen A. Schwarzman, dated March 3, 1999, naming Thomas J. Saylak and Gary Sumers as attorneys-in-fact.




























                            Page 19 of 23

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          BLACKSTONE REAL ESTATE ACQUISITIONS
                                               III L.L.C.


                                          By:/s/  Gary Sumers
                                             Name:  Gary Sumers
                                             Title: Vice President


                                          BLACKSTONE REAL ESTATE ADVISORS III
                                               L.P.

                                          By:  BRE ADVISORS III L.L.C.


                                          By:/s/  Gary Sumers
                                             Name:  Gary Sumers
                                             Title: Vice President


                                          BRE ADVISORS III L.L.C.


                                          By:/s/  Gary Sumers
                                             Name:  Gary Sumers
                                             Title: Vice President





























                            Page 20 of 23

                                             /s/  Gary Sumers
                                             PETER G. PETERSON

                                             By:  Gary Sumers,
                                                  Attorney-in-Fact



                                             /s/  Gary Sumers
                                             STEPHEN A. SCHWARZMAN

                                             By:  Gary Sumers,
                                                  Attorney-in-Fact



Dated: March 3, 1999













































                            Page 21 of 23

                                 Exhibit Index

1. Formation Letter, dated February 22, 1999, among BREA III L.L.C., Whitehall and Douglas Krupp.

2.   Commitment Letter, dated February 22, 1999, between Aptco and GSMC.

3.   Offer Letter, dated February 22, 1999, from Aptco to the Company.

4.   Joint Filing Agreement, dated March 3, 1999, among the Reporting
     Persons.

5. Power of Attorney of Peter G. Peterson, dated March 3, 1999, naming Thomas J. Saylak and Gary Sumers as attorneys-in-fact.

6. Power of Attorney of Stephen A. Schwarzman, dated March 3, 1999, naming Thomas J. Saylak and Gary Sumers as attorneys-in-fact.













































                            Page 22 of 23

____________________
[FN]
<F1> The Reporting Persons have been advised by the Krupp Affiliates that this number includes 5,344,066 OP Units and excludes 42,110 shares of Common Stock owned by individuals related to Douglas Krupp and George Krupp. Pursuant to the Amended and Restated Agreement of Limited Partnership of BRI OP, OP Units are convertible into shares of Common Stock on a one-for-one basis or, at the election of the Company, into cash. The Reporting Persons have been advised that the Krupp Affiliates disclaim beneficial ownership of Common Stock to the extent that OP Units may be exchanged for cash rather than Common Stock at the option of the Company.

<F2> All percentages of Common Stock set forth in this Item 5 are based upon the 36,711,488 shares of Common Stock reported to be outstanding as of October 31, 1998, as disclosed in the Company's most recent Form 10-Q filed with the Securities and Exchange Commission.













































                            Page 23 of 23